                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                (CUSIP Number)

                           Kaare Magnus Risung, Esq.
                                  Telenor AS
                              Keysers Gate 13/15
                              ------------------
                              N-0130 Oslo, Norway
                                 47-23-138-491
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 2, 1999
                                 ------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                               London EC4N  6JP
                                    England
                                44-171-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------
  CUSIP NO. 6837OR109
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,902,201/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,902,201/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,902,201/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

_____________________
/1/ The Reporting Person's power to vote and dispose of 3,402,201 of such shares is subject to the Reporting Person's payment of the full purchase price for such shares, as discussed in Item 4 of the statement on Schedule 13D filed in respect of an event which occurred on December 1, 1998, as amended and supplemented by
Item 4 herein.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 68370R 109
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Norway
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,902,201/2/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,902,201/2/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,902,201/2/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      31.6% of the issued and outstanding Common Stock (25.7% of the issued and outstanding voting capital stock)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________
/2/ The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.     Security and Issuer
            -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS and Telenor AS is hereby amended and supplemented with respect to the items set forth below.

Item 4.      Purpose of Transaction
             ----------------------


Description of Primary Agreement
--------------------------------

     Purchase Terms

     Telenor acquired the Purchaser's Shares on May 28, 1999. Pursuant to the terms of the Primary Agreement and Escrow Agreement, on May 28, 1999 and June 2, 1999, Telenor purchased an aggregate of 5,500,000 of the Purchaser's Shares at a purchase price of $18.19 per share ($13.64 per ADS) plus interest accruing from the date of approval of the transaction by VimpelCom's shareholders on January 29, 1999, and Telenor became the registered owner of the remaining Purchaser's Shares by paying their nominal value of .005 rubles per share. The full purchase price of the remaining Purchaser's Shares will be paid to VimpelCom in up to five additional installments over the next eight months, subject to Telenor's right to pay the balance of the purchase price of the remaining Purchaser's Shares in a single installment, in accordance with the Primary Agreement and the Escrow Agreement. Copies of the Primary Agreement and Escrow Agreement were filed as Exhibits B and C, respectively, to the statement on
Schedule 13D filed in respect of an event which occurred on December 1, 1998, and are incorporated herein by reference.

     Conditions Precedent to Purchase

     As a condition precedent to Telenor's purchase, Telenor and VimpelCom entered into reciprocal service obligation agreements, under which each of Telenor and VimpelCom will second their employees to the other, for the purpose of providing management training and engineering know-how (individually, each a "Service Obligation Agreement" and, collectively, the "Service Obligation Agreements"). Under the terms of Telenor's Service Obligation Agreement with VimpelCom, for three years beginning January 1, 1999, Telenor will provide up to five professional managers to VimpelCom. In addition, at VimpelCom's request, Telenor may provide additional temporary personnel to provide technical services, information technology and project support, and also individuals capable of participating in task-force or work-shop activities, such as vendor contract negotiations, market plan reviews and management training. Telenor's Service Obligation Agreement with VimpelCom also provides that VimpelCom may place its employees with Telenor on a temporary basis for the purpose of gaining work experience and obtaining technical, managerial and professional training. Under the terms of VimpelCom's reciprocal Service Obligation Agreement with Telenor, VimpelCom will provide personnel to Telenor at Telenor's request.

     Either party may terminate a Service Obligation Agreement (a) upon three months' notice to the other party (although Telenor is not entitled under its Service Obligation Agreement with VimpelCom to exercise such rights for three years), and (b) by giving notice with immediate effect, if (i) an event of force majeure prevents the other party's performance of its obligations under a Service Obligation Agreement for a continuous period of three calendar months,
(ii) the other party is the subject of a bankruptcy order, or goes into liquidation or if a receiver is appointed over its assets, (iii) the other party commits a material breach of its obligations under a Service Obligation Agreement and fails to cure such breach within thirty days' notice of such breach, or (iv) the other party has terminated the other Service Obligation Agreement.

     Telenor, VimpelCom and the Significant Zimin Shareholders entered into a letter agreement (the "Letter Agreement") regarding certain further actions, including (a) the provision of VimpelCom's standard director indemnification agreements to the Telenor representatives who are members of VimpelCom's Board of Directors, (b) the adoption of regulations for VimpelCom's Audit Commission,
(c) the adoption of by-laws for a consultative body to VimpelCom's President and Chief Executive Officer, the recommendations of which would be non-binding, and
(d) the adoption by VimpelCom's Board of Directors of procedures for approving "interested party transactions" under Russian law. The Letter Agreement includes an agreement between Telenor and the Significant Zimin Shareholders to vote their shares of VimpelCom in favor of these actions and otherwise to support their implementation.

Disclaimer
----------

     The preceding summary of certain provisions of the Service Obligation Agreements and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A, B and C hereto, respectively, and which are incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b). As of May 28, 1999, Telenor is the direct beneficial owner of 8,902,201 shares of Common Stock of VimpelCom, which constitute 25.7% of the issued and outstanding voting capital stock (31.6% of the issued and outstanding shares of Common Stock) of VimpelCom.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the Service Obligation Agreements and the Letter Agreement, or as set forth herein, neither Telenor nor Telenor AS, nor, to the best of Telenor's and Telenor AS's knowledge, none of the individuals named in
Item 2 of Schedule 13D filed in respect of an event which occurred on December 1, 1998 (and which is incorporated herein by reference) has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               --------------------------------

     1. Attached hereto as Exhibit "A" is a conformed copy of the Service Obligation Agreement dated as of December 1, 1998 between Telenor and VimpelCom.

     2. Attached hereto as Exhibit "B" is a conformed copy of the Service Obligation Agreement dated as of December 1, 1998 between VimpelCom and Telenor.

     3. Attached hereto as Exhibit "C" is a conformed copy of the Letter Agreement dated May 28, 1999 among Telenor, VimpelCom and the Significant Zimin Shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated:  June 7, 1999                         TELENOR EAST INVEST AS

                                             By /s/ Henrik Torgersen
                                                --------------------
                                                Henrik Torgersen
                                                Attorney-in-Fact


                                             TELENOR AS

                                             By /s/ Henrik Torgersen
                                                --------------------
                                                Henrik Torgersen
                                                Attorney-in-Fact

                                INDEX TO EXHBITS

Exhibit "A"    a conformed copy of the Service Obligation Agreement dated as of December 1, 1998 between Telenor and VimpelCom, relating to the secondment of certain Telenor personnel to VimpelCom.

Exhibit "B"    a conformed copy of the Service Obligation Agreement dated as of December 1, 1998 between VimpelCom and Telenor, relating to the secondment of certain VimpelCom personnel to Telenor.

Exhibit "C"    a conformed copy of the Letter Agreement dated May 28, 1999 among Telenor, VimpelCom and the Significant Zimin Shareholders relating to certain post-closing undertakings.